Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

Mr. Kevin P. Clarke
Executive Vice President, Chief Financial Officer
KOS Pharmaceuticals, Inc.
1 Cedar Brook Drive
Cranbury, NJ 08512

> **Re: KOS Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 000-22171**

Dear Mr. Clarke:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief